ALON USA ENERGY, INC.
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
November 16, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kenny Alcé
Re:	Alon USA Energy, Inc. Rule 477 Application for Withdrawal Registration Statement on Form S-1 (File No. 333-169010)
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Alon USA Energy, Inc. (the “Company”) hereby requests the withdrawal of the Registration Statement on Form S-1 (File No. 333-169010), filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 23, 2010, together with all exhibits thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.
     The Company submits this request for withdrawal as it does not intend to pursue the public offering of subscription rights to purchase shares of the Company’s preferred stock contemplated in the Registration Statement at this time and believes the withdrawal to be consistent with the public interest and the protection of investors. The Registration Statement has not been declared effective and the Company confirms that no securities have been offered or sold pursuant to the Registration Statement.
     The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.
     Your assistance in this matter is greatly appreciated. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (972) 367-3768.

Securities and Exchange Commission
November 16, 2010

Best Regards, ALON USA ENERGY, INC.
/s/ Sarah Braley Campbell
Sarah Braley Campbell
Secretary

cc:	Grant Adams (Alon USA Energy, Inc.) Mark T. Goglia (Jones Day) Vaishali S. Bhatia (Jones Day)